# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Editas Medicine, Inc., CIK 0001650664
CUSIP: 28106W103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11 Hurley Street, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 05/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062816

## Reporting persons
- TCG Crossover GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,798,999; sole dispositive power 0; shared dispositive power 15,798,999; aggregate amount beneficially owned 15,798,999 (9.9% of the class)
  Comment: Consists of (a) 11,111,111 shares of Common Stock and (b) 4,687,888 shares of Common Stock underlying Common Stock Warrants (the Common Stock Warrants) which are exercisable within 60 days of this Statement. These securities are held of record by TCG Crossover III (as defined in Item 2(a) below). This total excludes 6,423,223 shares of Common Stock subject to Common Stock Warrants which are not exercisable within 60 days of this Statement because the Common Stock Warrants may not be exercised for Common Stock to the extent that doing so would result in the holder of the Common Stock Warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99 percent of the shares of Common Stock then outstanding immediately after giving effect to such exercise (the Beneficial Ownership Limitation). TCG Crossover GP III (as defined in Item 2(a) below) is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 158,149,726 shares, as follows: (a) 153,461,838 shares of Common Stock outstanding as of May 27, 2026, following the underwritten offering that closed on May 27, 2026 (the Offering), as reported by the Issuer (as defined in Item 1(a) below) in its final prospectus filed with the United States Securities and Exchange Commission (the Commission) on May 26, 2026 (the Prospectus), plus (b) 4,687,888 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement.
- TCG Crossover Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,798,999; sole dispositive power 0; shared dispositive power 15,798,999; aggregate amount beneficially owned 15,798,999 (9.9% of the class)
  Comment: Consists of (i) 11,111,111 shares of Common Stock and (ii) 4,687,888 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement. These securities are held of record by TCG Crossover III. This total excludes 6,423,223 shares of Common Stock subject to Common Stock Warrants which are not exercisable for Common Stock within 60 days of this Statement due to the Beneficial Ownership Limitation. TCG Crossover GP III is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 158,149,726 shares, as follows: (a) 153,461,838 shares of Common Stock outstanding as of May 27, 2026, following the Offering, as reported by the Issuer in the Prospectus, plus (b) 4,687,888 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,798,999; sole dispositive power 0; shared dispositive power 15,798,999; aggregate amount beneficially owned 15,798,999 (9.9% of the class)
  Comment: Consists of (i) 11,111,111 shares of Common Stock and (ii) 4,687,888 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement. These securities are held of record by TCG Crossover III. This total excludes 6,423,223 shares of Common Stock subject to Common Stock Warrants which are not exercisable for Common Stock within 60 days of this Statement due to the Beneficial Ownership Limitation. TCG Crossover GP III is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 158,149,726 shares, as follows: (a) 153,461,838 shares of Common Stock outstanding as of May 27, 2026, following the Offering, as reported by the Issuer in the Prospectus, plus (b) 4,687,888 shares of Common Stock underlying Common Stock Warrants which are exercisable within 60 days of this Statement.

## Item 1. Issuer
Name of issuer: Editas Medicine, Inc.
Address of issuer's principal executive offices: 11 Hurley Street, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by TCG Crossover Fund III, L.P. (TCG Crossover III), TCG Crossover GP III, LLC (TCG Crossover GP III, and together with TCG Crossover III, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
Citizenship: TCG Crossover GP III is a limited liability company organized under the laws of the State of Delaware. TCG Crossover III is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of TCG Crossover III and the limited liability company agreement of TCG Crossover GP III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- TCG Crossover GP III, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (06/03/2026)
- TCG Crossover Fund III, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (06/03/2026)
- Chen Yu: /s/ Craig Skaling, Craig Skaling, as Attorney-in-Fact for Chen Yu (06/03/2026)